STROHN MOLYBDENUM PROPERTY
STEWART, BRITISH COLUMBIA
SKEENA MINING DIVISION
NTS 104A/4E
LATITUDE 56 06’ 33’’ N
LONGITUDE 129 33’ 08’’ W

by

E R Kruchkowski, B.Sc., P. Geo.

Prepared for:

Resource Group, Inc
600 Parker Road
Fairfield California
94533

January 4 2008

LIST OF FIGURES

Figure 1	Location Map	After page 22
Figure 2	Claim Map	After page 22
Figure 3	Regional Geology Map	After page 22
Figure 4	Map Showing Location of Sampling	After page 22

LIST OF APPENDICES

Appendix I	Assay Results	After page 2

3.          SUMMARY

The Strohn Molybdenum property is located approximately 35 kilometers east of Stewart, British Columbia. The property has been optioned by Resource Group, Inc. who can buy a 100 % interest in the property from the owner, Randy Kasum. The property is comprised of 2 claims covering approximately 613.5 hectares. The claim extends from just west of the confluence of Surprise Creek and Strohn Creek for approximately 2 kilometers east-west and 3 kilometers north-south. The area is underlain by altered Lower Jurassic-age Hazelton pyroclastic volcanics that are unconformably overlain by Middle Jurassic Salmon River Formation sediments with both intruded by Tertiary plutons.

There are no known ore bodies on the property.

The claims lie within a belt of Jurassic volcanic rocks which extend from the Kitsault area, south of Stewart, north to the Stikine River area. This belt is host to numerous gold and gold-silver deposits in a variety of geological settings including past producers Snip, Granduc and Premier-Big Missouri mines as well as the presently producing Eskay Creek deposit. Reserves have been reported from a number of other properties including the Silver Coin, Red Mountain, Brucejack Lake – Suphurets area and Georgia River. In addition, numerous gold-silver showings have been reported by exploration companies along this belt of rocks. Previous past silver production has been well documented from the Kitsault area as well as Mount Rainey, near Stewart. At least three porphyry type systems containing Cu-Mo, Cu-Mo-Au and Cu-Au mineralization are also present within the region.

Two types of mineralization have been located on the property.

The first type of mineralization consists of fracture filled molybdenite-pyrite mineralization located in dykes associated with the Strohn Creek pluton emplaced in Salmon River argillites as well as molybdenite in quartz veins (Fitzgerald showing) within the pluton itself.

The second type of mineralization consists of float rocks consisting of pyritic, sericite altered andesites with quartz stockworks that contain high gold values. These rocks are located within a creek bed draining the north contact area of the Strohn Creek pluton.

During April 2005, geochemical sampling on outcrop and stream sampling in the project area was completed. A total of 5 outcrop samples and 4 silt samples were collected. Select outcrop samples of mineralized dyke material yielded 0.18 to 0.23 % Mo and silt sampling indicated one anomalous Mo value (54 ppm) in a stream draining the immediate area above the mineralized dykes. Sampling in November 2007 yielded 0.02 to 0.045 % Mo in fractured dykes with minor molybdenite and pyrite along fractures as well as weak values in hornfelsed rocks adjacent to the dykes.

Several float samples of pyritic, sericitic rocks collected in 2007 along a creek bed assayed from 13.03 to 20.67 g/t Au, 63.2 to 93.3 g/t Ag, 0.45 to 1.0 % Pb and 0.74 to 0.85% Zn with elevated arsenic, antimony and copper values. These samples indicate an epithermal gold occurrence in the area, probably the north contact area of the Strohn Creek pluton.

The following work is recommended as the next exploration phase: prospecting, detailed geological mapping and trenching.

4.          INTRODUCTION

4.1        Introduction

This report is being prepared at the request of Resource Group, Inc. to summarize the previous exploration activities on the property area as well as the 2005 - 2007 exploration results on the property.

4.2        Terms of Reference

Resource Group, Inc. has hired the author to summarize both the 2005-2007 exploration results and previous exploration work on the property and prepare a written report. The author is independent of Resource Group, Inc.

4.3        Purpose of this report

This report has been prepared for Resource Group, Inc. in order that previous exploration results are summarized and available for fund raising activities.

4.4        Sources of Information

The main source of information has been the geochemical sampling conducted by the author in 2005-2007. The author was on the southern portion of the property in April 2005 and on the property area in November 2007. The author has viewed the mineralization and is the person responsible for collecting the samples relied on in this report. The author also has conducted exploration work in the general area of the project on behalf of other companies. The author also has a general knowledge on the Stewart region gained in exploration programs during 1973 to 2007.

4.5        Field Activity of the Qualified Person

The author has conducted the sampling on the property as well as viewed the mineralization in April 2005 and November 2007.

5          RELIANCE ON OTHER EXPERTS

The author has conducted the sampling and has not relied on other experts for this report.

6.          PROPERTY DESCRIPTION AND LOCATION

6.1        Property Ownership

The property consists of approximately 613.5 hectares in 2 claims. Relevant claim information is summarized below:

List of Property Claims

Name	Tenure	NTS Map Area	Area in ha	Expiry Date

Supprise Creek Mill Site	551606	NTS 104 A/4	162.47	Feb 8, 2008
Supprise Mtn	551608	NTS 104 A/4	452.09	Feb 8, 2008

Claims location is shown in Figure 2 copied from MINFILE database. The claim is situated in the Skeena Mining Division in the Province of British Columbia.

The property is owned by 1by Randy Kasum who has an undivided 100 % interest in the mineral claims.

Resource Group, Inc. can earn an undivided 100% in the property.

6.2        Location

The property is comprised of 2 claims covering approximately 613.5 hectares. The claim extends from just west of the confluence of Surprise Creek and Strohn Creek for approximately 2 kilometers east-west and 3 kilometers north-south. The claim area is centered on 56 degrees 06’ 33’’minutes latitude and 129 degrees 33’ 08’’ minutes longitude on NTS sheet 104 A/4. Claims location is shown on Figure 1.

The claims lie within a belt of Jurassic volcanic rocks which extend from the Kitsault area, south of Stewart, north to the Stikine River area. This belt is host to numerous gold and gold-silver deposits in a variety of geological settings including past producers Snip, Granduc and Premier-Big Missouri mines as well as the presently producing Eskay Creek deposit. Reserves have been reported from a number of other properties including the Silver Coin, Red Mountain, Brucejack Lake – Suphurets area and Georgia River. In addition, numerous gold-silver showings have been reported by exploration companies along this belt of rocks. Previous past silver production has been well documented from the Kitsault area as well as Mount Rainey, near Stewart. At least three porphyry type systems containing Cu-Mo, Cu-Mo-Au and Cu-Au mineralization are also present within the region.

7.          ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIGRAPHY

7.1        Accessibility and Infrastructure

Access to the property is via paved Highway 37A which bisects the south portion of the property providing excellent access to the lower portions of the claims. Helicopters must be utilized for the higher areas of the claim and can be chartered from a year round Prism Helicopter base in Stewart 35 km to the west.

Except for a power transmission line and paved highway crossing the southern portion of the property, there are no other infrastructure facilities and equipment on the property.

7.2        Climate

The area receives heavy snowfall between the months of October and March with rainfall in the other months. Average precipitation is in the order of 250 centimeters of rain fall and 20 meters of snow.

In general, due to the large snowfall, the surface exploration in the Stewart area is restricted to summer and early fall with the maximum rock exposure occurring in late August to October.

7.3        Physiography and Topography

In general terms the property is typified by the precipitous slopes of the eastern Coast Mountains. Relief ranges from 270 m in the Strohn Creek Valley to over 870 m near the north western edge of the claim with a good portion of the property passable on foot. The property is situated near the east side of the Coast Range Mountains extending from Strohn Creek to north of Highway 37 A.

Water supply is plentiful as many glacial run-off streams drain into Strohn Creek.

Vegetation varies from mature stands of western hemlock blue spruce and douglas fir at the lower elevations to barren rock and ice higher up. Tree line ranges from 1050 m to 1300 m with subalpine spruce thickets heather and alpine meadows occurring between 800 m and 1300 m. On the steeper slopes where avalanches are a frequent occurrence only a combination of slide alder, mountain ash, huckleberry, stinging nettle and devil’s club can exist.

8.          HISTORY

8.1        Introduction

Exploration in the Stewart area has been mainly in several main periods, namely at the beginning of the century, in the mid 1930’s when many Crown Granted claims were located and in the period from 1970 to 2007. The property lies within a historically active mining and exploration area that extends some from Stewart and Kitsault in the south to near Telegraph Creek in the north. Within this area, which has been referred to as the Stikine Arch, mining activity goes back to the turn of the century. Due to the size of the region it historically has been referred to as more specific areas, ranging from the Stewart area to Sulphurets, Iskut River and Galore Creek; however all of these individual camps appear to be related to the Stikine Arch as a whole and are located in the area now referred to as the "Golden Triangle". Very little recorded exploration work has been conducted on the area of the property although the area has been staked numerous times in past staking “rushes”.

8.2        Early Years

Exploration for metals began in the Stewart region around 1898 after the discovery of mineralized float by a party of placer miners in the Bitter Creek area. Another period of exploration began in the early 1920’s after the discovery of the very rich Premier gold-silver-lead-zinc mine in the Salmon River area, northwest of Stewart.

Within the Strohn Molybdenite property, three claims were located over the Fitzgerald showing by the Fitzgerald brothers in 1917. Sampling during this period resulted in a sample weighing several hundred kilograms, reported to average about 6 per cent molybdenite (Minister of Mines Annual Report, 1917, p. 68).

Approximately 4 kilometers west of the Fitzgerald showing several showings are reported on the Montreal 1-8 claims, which are reported to lie immediately east of the Murdock claims The claims are assumed to have been staked on the north side of Strohn Creek. The claims were located in 1925 by Douville and others. Four veins, 1.8 to 7.6 metres wide, were reported that year. During 1925-29, the owners emplaced several opencuts and at least 2 tunnels.

The Southern Cross claims are reported to lie on the east side of the Bear River glacier, possibly 9 kilometers west of the property. Morris and Lake carried out stripping and open cutting on the Southern Cross claims during 1929-30.

Considerable work was reported on the Enterprise group prior to 1919, including 30 meters of drifting along an adit. In the period 1928-1931, considerable tunneling along six further adits was reported. Numerous open cuts were also excavated along favorable zones.

8.3        Recent Work

From 1940 to 1979 there was little activity in the region due to lackluster precious metal prices. However when silver and gold prices skyrocketed in the early 1980’s, many of the old properties were re-examined by both small and large exploration companies. Success by a number of exploration companies, particularly in the Unuk River has led to continued exploration in the general area.

The two properties that have recorded work in the late 1970’s and in the immediate vicinity of the Strohn Molybdenite property claims are the Surprise Creek molybdenum and Goat Ridge gold-silver occurrences. The Surprise Creek property was held by Falconbridge who optioned it to Riocanex in 1981. Riocanex drilled three holes to test the larger of two rusty zones found previously by prospecting. No assays were reported; just that molybdenum was not that abundant with the best value being 2 m of 0.1 % MoS2.

The Goat deposit is located about 34 kilometers northeast of Stewart, approximately 5 kilometers north of the Stewart highway (37A) and just south of the Goat Glacier.

Newmont Mining and Granby Mining staked the showings in 1960 as the Surprise claim group. The claims were restaked in 1963 as the Goat group. Noradco acquired the claims in 1964 and completed trenching, sampling and 3 drill holes on the property. In 1968, an agreement with Shield Minerals Corp. ensured continued underground development. In 1971, Abitibi acquired the Shield Minerals interest and incorporated Nordore Mining Co. In 1974, Nordore rehabilitated the workings now on the Ken 1-4 and Goat A-H claims. In 1974, the Remus claims were acquired as a mill site. About 1770 tonnes of ore were stockpiled. In 1976, about 295 tonnes of ore was milled from a portable concentrator. Development work on the E vein recommenced in 1979 and “some” material was put through the concentrator. In 1980, underground development continued and the mill operated for several months. The mill was destroyed by fire in 1981 and all work ceased. Bond Gold carried out a geophysical survey over the property in 1990. In 1991, Cameco conducted geochemical surveys and sampling on the Ken and Hugh claims.

Non compliant 43-101 proven and probable reserves in 1979 were 8800 tonnes grading 4782.9 grams per tonne silver and 10.6 grams per tonne gold. Recorded production during the period 1975 and 1979-81 was 1,794,049 grams of silver, 5,475 grams of gold, 52,641 kilograms of zinc, 4,071 kilograms of lead and 153 kilograms of copper.

During July to October, 1994 and July 1996, Teuton Resource Corp conducted an exploration program consisting of reconnaissance geochemical rock and silt sampling in conjunction with prospecting and reconnaissance geological mapping in the area of Surprise Creek.

In 2003 Pinnacle collected a total of 78 rock samples outcrop and float as well as 23 silt samples during an exploration program on Surprise Creek.

In 1978, Tournigan Mining Explorations carried out surface sampling on the former Enterprise group.

9          GEOLOGICAL SETTING

9.1        Regional Geology

The Strohn Molybdenite property lies along the eastern edge of the Coast Crystalline Complex within the western boundary of the Bowser Basin. Rocks in the area belong to the Mesozoic Stuhini Group, Hazelton Group and Bowser Lake Group that have been intruded by plugs of both Cenozoic and Mesozoic age. Portions of the Stewart area are underlain by Triassic age Stuhini Group (Greig, C.F, 1994). The Stuhini Group rocks are either underlying or in fault contact with the Hazelton Group. These Triassic age rocks consist of dark gray, laminated to thickly bedded silty mudstone, and fine to medium grained and locally coarse-grained sandstone. Local heterolitic pebble to cobble conglomerate, massive tuffaceous mudstone and thick-bedded sedimentary breccia and conglomerate also form part of the Stuhini Group.

At the base of the Hazelton Group is the lower Lower Jurassic Marine (submergent) and non-marine (emergent) volcaniclastic Unuk River Formation. This is overlain at steep discordant angles by a second, lithologically similar, middle Lower Jurassic volcanic cycle (Betty Creek Formation), in turn overlain by an upper Lower Jurassic tuff horizon (Mt. Dilworth Formation). Middle Jurassic non-marine sediments with minor volcanics of the Salmon River Formation unconformably overlie the above sequence.

The lower Lower Jurassic Unuk River Formation forms a north-northwesterly trending belt extending from Alice Arm to the Iskut River. It consists of green, red and purple volcanic breccia, volcanic conglomerate, sandstone and siltstone with minor crystal and lithic tuff, limestone, chert and minor coal. Also included in the sequence are pillow lavas and volcanic flows.

In the property area, the Unuk River Formation is unconformably overlain by middle Lower Jurassic rocks from the Betty Creek Formation. The Betty Creek Formation is another cycle of trough filling sub-marine pillow lavas, broken pillow breccias, andesitic and basaltic flows, green, red, purple and black volcanic breccia, with self erosional conglomerate, sandstone and siltstone and minor crystal and lithic tuffs, chert, limestone and lava.

The upper Lower Jurassic Mt. Dilworth Formation consists of a thin sequence varying from black carbonaceous tuffs to siliceous massive tuffs and felsic ash flows. Minor sediments and limestone are present in the sequence. Locally pyritic varieties form strong gossans.

The Middle Jurassic Salmon River Formation is a late to post volcanic episode of banded, predominantly dark colored siltstone, greywacke, sandstone, intercalated calcarenite rocks, minor limestone, argillite, conglomerate, littoral deposits, volcanic sediments and minor flows. Overlying the above sequences are the Upper Jurassic Bowser Lake Group rocks. These rocks mark the western edge of the Bowser Basin and are also located as remnants on mountaintops in the Stewart area. These rocks consist of dark gray to black clastic rocks including silty mudstone and thick beds of massive, dark green to dark gray, fine to medium grained arkosic litharenite.

According to E.W. Grove, the majority of the rocks from the Hazelton Group were derived from the erosion of andesitic volcanoes subsequently deposited as overlapping lenticular beds varying laterally in grain size from breccia to siltstone. Alldrick’s work to the north of Stewart has shown several volcanic centers in the surveyed area. Lower Jurassic volcanic centers in the Unuk River Formation are located in the Big Missouri Premier area and in the Brucejack Lake area. Volcanic centers within the Lower Jurassic Betty Creek Formation are located in the Mitchell Glacier and Knipple Glacier areas.

The granodiorites of the Coast Plutonic Complex largely engulf the Mesozoic volcanic terrain to the west. East of these (in the property area), smaller intrusive plugs range from quartz monzonite to granite to highly felsic. Some are likely related to the late phase offshoots of the Coast plutonism, other is synvolcanic and Tertiary. Double plunging, northwesterly - trending synclinal folds of the Salmon River and underlying Betty Creek Formations dominate the structural setting of the area. These folds are locally disrupted by small east-over thrusts on strikes parallel to the major fold axis, cross-axis steep angled faults which locally turn beds, selective tectonization of tuff units and major northwest faults which turn beds. A portion of the Geological of Canada regional geology map by C. Greig et al 1994 which covers the property and adjacent areas is presented in Figure 3.

9.2        Local Geology

The northern portion of the property area appears to be underlain by volcanic and volcaniclastic rocks belonging to the Unuk River Formation of Lower Jurassic age. On the east side of the property, black argillites of the Salmon River Formation of the Middle Jurassic age occur. The Strohn Creek pluton intrudes both the volcanic and sediments in the property area in the southern and western portion of the claims. The Strohn Creek pluton is a massive, coarse-grained quartz monzonite that contains large phenocrysts of potash feldspar, minor biotite, lesser hornblende and accessory apatite, zircon and magnetite. Mineralization in the pluton consists of molybdenite, typically associated with quartz, along joint surfaces and fractures.

Dykes of the monzonite extend into argillites and are generally 2-3 meters wide striking at 025 degrees and dipping 25 degrees east. Several dykes are exposed along Highway 37 A with the dykes separated by 5 meters of hornfelsed argillite.

Rock exposure on the property is good are exposed along Highway 37 A and in the hillside above.

9.3        Structure

Although up to four periods of folding and five episodes of faulting have been identified in the Stewart Area, the overall structure of the property appears relatively simple. Structure in the area is dominated by the emplacement of the Strohn Creek pluton which is elongated roughly north south. Away from the pluton, most structures in the area are at 320 degrees parallel to the main direction of faulting in the Stewart area. Bedding in the argillites is north-south with a shallow dips to the east.

10.        DEPOSIT TYPES

Based on previous exploration in the property area, potential on the property is considered to be excellent for 2 main types of mineralized targets.

In the Stewart – Kitsault area to the south, Tertiary age monzonitic intrusives related to the Coast Range Batholith contain variable amounts of molybdenite mineralization. These intrusives are generally intruded into sediments of the Bowser Lake group and have associated hornfelsing (hydrothermal alteration) of the sediments as well as aplite (aphanitic textures) dykes and alaskite dykes (quartz-feldspar composition).

The best known mineral deposit is at Lime Creek in the Kitsault area. A brief description from the Minfile in the BC Department of Mines is as follows: “The Kitsault mine is located approximately 8.0 kilometres south of Alice Arm on the southeast fork of Lime Creek. The mine was a major producer of molybdenum between 1967 and 1972 and considerable reserves of molybdenum remained in place when mining operations ceased. Stockpiled ore was processed in 1981-82.

The deposit is developed in the Eocene Lime Creek stock of the Alice Arm Intrusion. The stock consists of an ellipsoidal, north trending 1000 by 600 metre body of quartz monzonite to quartz diorite, with a 500 by 300 metre eastern appendage of quartz diorite. The stock intrudes Middle-Upper Jurassic Bowser Lake Group siltstones and greywackes, which are contact metamorphosed to biotite hornfels, 500 to 1000 metres outward from the stock. These rocks are all intruded by 1 to 10-metre wide lamprophyre dykes The main body is differentiated into a core of porphyritic quartz monzonite that grades outward through granodiorite to quartz diorite on the east and west sides of the stock. It is cut by dykes and irregular masses of fine-grained alaskite.

Potassic alteration, consisting of secondary potassium feldspar, rims mineralized quartz veinlets and replaces plagioclase in the rock matrix. Plagioclase has also been subjected to sericitic and argillic alteration, especially near northeast striking faults and shears.

Between 1967 and 1972, a total of 9,329,669 tonnes grading 0.112 per cent molybdenum were mined. During 1981 and 1982, 4,069,548 tonnes of stockpiled ore grading 0.076 per cent molybdenum were milled.

Combined (proven, probable) reserves are 104,316,500 tonnes grading 0.11 per cent molybdenum; grade given was 0.186 per cent MoS2; conversion to Mo using a factor of 1.6681 (Amax Inc., 10-K Report, December 31, 1985).“

The presence of float rocks consisting of sericite altered volcanic with gold bearing quartz veinlets in the property area suggest that the claims may host an epithermal gold occurrence. The Silbak Premier was a famous gold producer in the Stewart area. The Silbak Premier Mine (epithermal deposit) has been the most important in the district and between 1918 and 1979, 4.2 million tonnes of ore were mined at a recovered grade of 13.4 g/t Au, 301 g/t Ag, 2.3% Cu, 0.6% Pb and 0.2% Zn (BCEMPR production statistics). In 1988, prior to starting mining at Premier by Westmin Resources, reserves were given as 43-101 non-compliant 5,787,976 tonnes at 2.37 g/t Au and 92.2 g/t Ag.

Mineralization occurs along two trends: 1) a steeply northwest dipping, Northeast or Main zone, (60 degrees near surface flattens to 30 degrees by the 6-level) and 2) a steep to vertical Northwest or West zone. There are at least four styles of mineralization with textures ranging from stockwork and siliceous breccia to locally layered and massive sulphide-rich mineralization. Sulphide content varies, generally less than 5 per cent but can be as high as 75 per cent. Ore minerals include pyrite, sphalerite, and galena with minor tetrahedrite, chalcopyrite, arsenopyrite and local pyrrhotite. Bonanza ore contains native gold, electrum, pyrargyrite, polybasite, argentite and native silver. Gangue minerals are quartz, potassium feldspar, chlorite, carbonates and others.

11.        MINERALIZATION

11.1      General

Based on previous exploration and recent mineral discoveries in the general area, the property has excellent potential to host a variety of different mineral deposits.

11.2 Types of Mineralization

The following types of mineralization have been found on the property and/or the nearby claims:

1.	porphyry style Mo mineralization
2.	epithermal precious metal
3.	fissure filled argentiferous quartz-sulphide veins

11.3      Description of Mineralized Zones

Mineralization in the Strohn Creek pluton consists of molybdenite, typically associated with quartz, along joint surfaces and fractures. Within the pluton, the Fitzgerald showing consists of a 1 to 2-metre wide quartz vein, in the quartz monzonite that contains molybdenite (Minister of Mines Annual Report, 1917, p. 68). A sample, weighing several hundred kilograms, was reported to average about 6 per cent. Within monzonite dykes along Highway 37 A, molybdenite occurs with coarse pyrite along fractures and in narrow quartz veinlets.

North of the Strohn Creek pluton, mineralization at the headwaters of Surprise Creek, molybdenite occurs in two identified zones that measure 800 by 300 m and 1800 by 900 m and are mainly biotite hornfels with coincident anomalous fluorine values. The smaller zone is associated with an exposed porphyritic quartz monzonite stock. Geochemical sampling of the larger showed a concentric distribution of fluorine values, with the centre occupied by an icecap. Drilling in 3 holes intersected quartz and feldspathetic quartz arenite followed by a section of graphitic siltstone. Mineralization consists of < 1 to 2 % combined pyrrhotite and pyrite; Molybdenum and chalcopyrite are present in quartz veinlets with pyrite and pyrrhotite plus or minus calcite with rare fluorite.

An epithermal precious metal occurrence is indicated for the property as sampling of sericitic, pyritic float rocks containing narrow quartz veinlets indicated high gold values associated with high silver, lead and zinc values plus elevated arsenic, antimony and copper values.

West of the property, several argentiferous sulphide occurrences are present. Reports on the Montreal showing indicate disseminations and stringers of galena and sphalerite in volcanic breccias with a chip sample assaying trace gold, 13.7 grams per tonne silver, nil lead and 1.5 per cent zinc across 4.6 metres. At the Southern Cross areas several showings have been reported with one of the showings being comprised of quartz veinlets carrying chalcopyrite, tetrahedrite and minor sphalerite and native silver.

11.4      Production

There has a no production from the property

12.        EXPLORATION SUMMARY

12.1      Introduction

Very limited exploration on the property was likely carried out in the 1917 period.

12.2      Underground Exploration

There are no underground workings on the property

12.3      Rock Geochemical Sampling

Rock geochemical sampling was conducted on both outcrops and float rocks in the area. In 2005, 5 rock samples were collected while in 2007, a total of 14 rock samples were collected. In 2005, all samples were from outcrop while in 2007, 4 rock samples were form outcrop while the rest were float rocks. Figure 4 shows the location of sampling as well as geochemical results. Descriptions of the 2007 samples are as follows:

S-1	Monzonite, medium grained, grey, rusty with pyrite and molybdenite on fractures. Sulphides form approximately 1 % of the rock.

S-2	Same as S-1.

S-3	Same as S-1 and S-2.

S-4	Coarse grained monzonite with pyrite and molybdenite on fractures. Sulphides form approximately 1 % of the rock.

S-5	Argillite that is altered to hornfels. It is black and dense with fine grained sulphide, possibly pyrrhotite and traces molybdenite.

S-6	Same as S-5.

S-7	Andesite that has been highly sericite altered with 1-2 % pyrite and 10 % fine quartz veinlets.

S-8	Same as S-7.

S-9	Argillite that is highly sheared rusty with 25 % barren quartz stockwork.

S-10	Same as S-9.

S-11	Rusty medium grained monzonite with no obvious sulphides.

S-12	Grey siliceous rock with siderite veinlets up to 1 cm forming 10 % of the rock.

S-13	Light grey alaskite.

S-14	Rusty medium grained monzonite with no obvious sulphides.

Sampling in 2005 from the outcrops indicated highly anomalous Mo for 2 samples (RLF-2005-1 & 2) from a mineralized dyke. Rusty Strohn Creek monzonite was weakly anomalous approximately 500 meters west of samples 1 and 2 (RLF 3 & 4). Rlf 5 was anomalous in silver with a value of 6.7 ppm.

Sampling in 2007 gave anomalous results in molybdenite bearing monzonite as well as in sericite altered andesite. . Sampling yielded 0.02 to 0.045 % Mo in fractured dykes with minor molybdenite and pyrite along fractures as well as weak values in hornfelsed rocks adjacent to the dykes.

Several float samples of pyritic, sericitic rocks collected in 2007 along a creek bed assayed from 13.03 to 20.67 g/t Au, 63.2 to 93.3 g/t Ag, 0.45 to 1.0 % Pb and 0.74 to 0.85% Zn with elevated arsenic, antimony and copper values. These samples indicate an epithermal gold occurrence in the area, probably the north contact area of the Strohn Creek pluton.

12.4      Silt Sampling

A total of 4 silt samples were collected in 2005 and 1 silt sample was collected in 2007... Figure 4 shows the location and values for the sampling in the area of the property.

Sample SLF-2005-1 was anomalous in Ma giving a value of 42 ppm. It was collected from a stream draining the area above the mineralized monzonite dykes.

12.5      Bulk Sampling

There has been no bulk sample taken from the property.

12.6      Geophysics

There has been one airborne EM and magnetic geophysical survey flown over the property in the early 1990’s. Bond Gold flew the survey as part of a much larger program in the area of the claims.

13.        DIAMOND DRILLING

There has been no diamond drilling on the property.

14.        SAMPLING METHOD AND APPROACH

14.1      Methods, Sampling Details

It is assumed that sampling was carried out in accordance with standard industry practices. In the 2007 geochemical work, type of sample, whether grab of float, grab of outcrop or chip sample of outcrop is recorded. Standard industry practice is to obtain unweathered material in order to avoid enrichment due to surface weathering.

14.2      Factors Affecting Reliability of Results

There are no known factors affecting the reliability of the previous sampling.

14.3      Sample Quality, Bias

The 2007 samples collection methods were based on standard industry practices and interval, type of sample and mineralization observed were recorded.

14.4      Listing of Individual Samples with Values and True Widths

Listing of sampling with values and type is recorded on the enclosed maps.

15.        SAMPLE PREPARATION, ANALYSES AND SECURITY

Regarding analytical procedures, the laboratory used is an experienced Canadian Laboratory, which uses proven and standard methods of assaying. Each sample is crushed, split with a pulp prepared from the split sample. A 1.000 gram sub-sample is weighed from the pulp bag for analysis. Each batch of 30 assays has, three duplicates, two natural standards and a reagent blank included. The samples are digested with HNO3, HBr, and HCl. After digestion iscomplete, extra HCl is added to the flask to bring the concentration of HCl to 25% in solution. This is to prevent precipitation of lead and silver chloride.

The resulting solutions are analyzed on an atomic absorption spectrometer (AAS), using appropriate calibration standard sets.

The natural standard(s) digested along with this set must be within 2 standard deviations of the known or the whole set is re-assayed. If any of the samples assay over the concentration range of the calibration curve, the sample is re-assayed using a smaller sample weight. At least 10% of samples are assayed in duplicate.

Detection limit: 0.1g/tonne for Ag
                            0.001% for Cu
                            0.01% for Pb and Zn

16.        DATA VERIFICATION

The author has no knowledge of the nature and extent of all quality control measures employed in the analytical and testing procedures utilized by the laboratory.

17.        ADJACENT PROPERTIES

The Strohn Molybdenum is adjoining a variety of different mineral properties and is totally surrounded by claims.

18.        MINERAL PROCESSING AND METALLURGICAL TESTING

No mineral processing or metallurgical testing has been conducted on the property.

19.        MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

There are no ore bodies on the Strohn Molybdenum property.

20.        OTHER RELEVANT DATA

The property is favorably located in terms of access due to the presence of several roads and power line along the south edge of the property.

21         INTERPRETATION AND CONCLUSIONS

1.	The Strohn Molybdenum property is located approximately 35 kilometers east of Stewart, British Columbia.

2.

The property is comprised of 2 claims covering approximately 613.5 hectares. The claim extends from just west of the confluence of Surprise Creek and Strohn Creek for approximately 2 kilometers east-west and 3 kilometers north-south.

3.

The area is underlain by altered Lower Jurassic-age Hazelton pyroclastic volcanics that are unconformably overlain by Middle Jurassic Salmon River Formation sediments with both intruded by Tertiary plutons.

4.	There are no known ore bodies on the property.
5.	Two types of mineralization have been located on the property.
6.

The first type of mineralization consists of fracture filled molybdenite-pyrite mineralization located in dykes associated with the Strohn Creek pluton emplaced in Salmon River argillites as well as molybdenite in quartz veins (Fitzgerald showing) within the pluton itself. The second type of mineralization consists of float rocks consisting of pyritic, sericite altered andesites with quartz stockworks that contain high gold values. These rocks are located within a creek bed draining the north contact area of the Strohn Creek pluton.

7.

During April 2005, geochemical sampling on outcrop and stream sampling in the project area was completed. A total of 5 outcrop samples and 4 silt samples were collected. Select outcrop samples of mineralized dyke material yielded 0.18 to 0.23 % Mo and silt sampling indicated one anomalous Mo value (54 ppm) in a stream draining the immediate area above the mineralized dykes.

8.

Sampling in November 2007 yielded 0.02 to 0.045 % Mo in fractured dykes with minor molybdenite and pyrite along fractures as well as weak values in hornfelsed rocks adjacent to the dykes. Several float samples of pyritic, sericitic rocks collected in 2007 along a creek bed assayed from 13.03 to 20.67 g/t Au, 63.2 to 93.3 g/t Ag, 0.45 to 1.0 % Pb and 0.74 to 0.85% Zn with elevated arsenic, antimony and copper values. These samples indicate an epithermal gold occurrence in the area, probably the north contact area of the Strohn Creek pluton.

9.	The following work is recommended as the next exploration phase: prospecting, detailed geological mapping and trenching.

22.        RECOMMENDATIONS

1.	The following work is recommended as the next exploration phase: prospecting, detailed geological mapping and trenching.

23.        REFERENCES

1.	ALLDRICK, D.J. (1984); “Geological Setting of the Precious Metals Deposits in the Stewart Area”, Paper 84-1, Geological Fieldwork 1983, B.C.M.E.M.P.R.

2.	ALLDRICK, D.J. (1985); “Stratigraphy and Petrology of the Steward Mining Camp (104B/1E)”, p. 316, Paper 85-1, Geological Fieldwork 1984, B.C.M.E.M.P.R.

3.	BC Department of Mines Annual Report 1917, page 68.

4.

GREIG, C.J., ET AL (1994); “Geology of the Cambria Icefield: Regional Setting for Red Mountain Gold Deport, Northwestern British Columbia”, p. 45, Current Research 1994- A, Cordillera and Pacific Margin, Geological Survey of Canada.

5.	GROVE, E.W. (1971); Bulletin 58, Geology and Mineral Deposits of the Stewart Area. B.C.M.E.M.P.R.

6.	GROVE, E.W. (1982); “Unuk River, Salmon River, Anyox Map Areas. Ministry of Energy, Mines and Petroleum Resources, B.C.

7.	GROVE, E.W. (1987); Geology and Mineral Deposits of the Unuk, River-Salmon, River- Anyox, Bulletin 63, B.C.M.E.M.P.R.

8.	KRUCHKOWSKI, Edward, (2006); Sampling notes.

9.	MINFILE

24.        CERTIFICATE of AUTHORS’QUALIFICATIONS

I, Edward Kruchkowski, Geologist, resident at 23 Templeside Bay NE, of the City of Calgary, in the Province of Alberta, hereby certify that:

1)	I received a Bachelor of Science degree in Geology from the University of Alberta in 1972.

2)	I am registered as a Professional Geoscientist (P.Geo.) with the Association of Professional Engineers and Geoscientists of B.C.

3)	Since 1972, I have been involved with numerous mineral exploration programs throughout Canada, the United States of America, Mexico, and Russia.

4)	This report is based on my field visit carried out during 2005 and 2007.

5)	I hold no direct or indirect interest in the property, or in any securities of Group Resources, Inc. or in any associated companies, nor do I expect to receive any.

6)	I am a “qualified person” for the purposes of Nation Instrument 43-101

7)	I have visited the Strohn Molybdenum property on April 2005 and on November 18, 2007.

8)

I am responsible for preparing the technical report titled Strohn Molybdenum Property dated January 4, 2007 its’ conclusions and recommendations, which are based on my professional assessment of the exploration data generated in field programs and is accurate to the best of my knowledge.

9)	I am not aware of any material fact or material change related to this report that is not reflected in this technical report.

10)	I am an independent geological consultant with no promised or implied affiliation with Group Resources, Inc. subject to the tests set out in section 1.4 of National Instrument 43-101.

11)	I have had no prior involvement with the Strohn Creek Property before I visited it on April 2005 and November 2007.

12)	I have read National Instrument 43-101 and Form 43-101 F1 and the technical report has been prepared in compliance with the National Instrument and Form 43-101 F1

13)

I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated at Calgary, January 4, 2008	“Edward Kruchkowski”
Edward Kruchkowski, P.Geo.

25.        ADDITIONAL REQUIREMENTS

None required as the property is not in production.

26.        ILLUSTRATIONS

Four illustrations marked Figure 1 to 4 below.

APPENDIX I
Assay Results